Exhibit 99.1
Press Release
VTTI ENERGY PARTNERS LP REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2015
LONDON, February 9, 2016 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today reported its financial results for the fourth quarter ended December 31, 2015.
Highlights

•	Generated Adjusted EBITDA(1) of $47.6 million for the fourth quarter of 2015, compared to Adjusted EBITDA of $50.1 million for the fourth quarter of 2014.

•	Generated distributable cash flow(1) of $13.7 million for the fourth quarter of 2015 compared to distributable cash flow of $12.7 million for the fourth quarter of 2014.

•
Declared an increased quarterly cash distribution to unitholders of $0.3015 per unit with respect to the fourth quarter of 2015, representing a year-on-year increase of 14.9% and equivalent to $1.206 per unit on an annualized basis. The implied distribution coverage ratio was 1.10x.

•
On November 9, 2015, VTTI was informed by VTTI B.V. that Vitol Investment Partnership Limited (“VIP”), an investment vehicle sponsored by Vitol Holding B.V. (“Vitol”), which indirectly owns 50% of VTTI B.V., has acquired MISC Berhad's (“MISC”) indirect 50% shareholding in VTTI B.V. (“the Acquisition”).

•
Priced and closed a series of senior unsecured notes (“the Notes”) for a US Dollar amount of $245 million and for a EURO amount of €180 million with a weighted average fixed coupon rate of 3.9% and a weighted average maturity of approximately ten years.

(1) Adjusted EBITDA and distributable cash flow are non-GAAP financial measures. See Appendix A for a reconciliation to the most directly comparable U.S. GAAP financial measure.
Financial and Operating Results Overview
The operating and financial performance of VTTI for the fourth quarter ended December 31, 2015, was largely consistent with the performance of the Partnership during the comparative period for last year and also the third quarter of 2015. Despite a strong underlying trading performance, results were impacted by a reduction in excess throughput revenue versus the comparative period for last year. The decrease in excess throughput revenue was driven by a change in the volume distribution mix across our customer contracts, although utilization and throughput levels remained high, assisted by a positive international terminal market.
Mr. Rob Nijst, Chief Executive Officer of VTTI, stated: “Our market-leading terminal assets continue to perform superbly. Storage capacity was close to 100% utilization across the portfolio, with strong customer demand and a supportive market backdrop where we see contango pricing in a number of oil products. The fall in commodity prices has no direct impact on our business model and the key drivers of our business, global product demand and intra-regional flows, are continuing their long-term upward trajectory. Our issuance of the senior unsecured notes was another great result for the partnership, extending our debt maturities significantly at a very attractive cost of financing."
Total operating income for the fourth quarter ended December 31, 2015, was $28.1 million while net income was $6.5 million. Adjusted EBITDA for the fourth quarter ended December 31, 2015 was $47.6 million, compared to the fourth quarter of 2014 of $50.1 million. The Partnership generated $13.7 million of distributable cash flow for the fourth quarter ended December 31, 2015, compared to distributable cash flow of $12.7 million for the fourth quarter of 2014.
Cash Distribution
On January 28, 2016, the Board declared a quarterly cash distribution of $0.3015 per unit with respect to the fourth quarter of 2015, equivalent to $1.206 per unit on an annualized basis and representing a 14.9% increase on the quarterly cash distribution of the fourth quarter 2014, in line with our stated strategy of mid-teen annual distribution growth. The implied distribution coverage ratio was 1.10x. The cash distribution will be paid on February 12, 2016, to unitholders of record as of the close of business on February 8, 2016.

Financing and Liquidity
As of December 31, 2015, the Partnership had cash and cash equivalents of $55.9 million and total bank debt outstanding of $541.6 million (excluding restricted cash and debt held by affiliates), implying an annualized net debt to Adjusted EBITDA ratio of 2.6x. As of December 31, 2015, there was an undrawn amount of approximately $287 million available under our €359 million revolving credit facility. Following the year end December 31, 2015, the revolving credit facility was reduced to €300 million.
On September 28, 2015, the Partnership announced that its indirect subsidiary, VTTI Operating priced a series of senior unsecured notes for a US Dollar amount of $245 million and for a Euro amount of €180 million with a weighted average fixed coupon rate of 3.9%. These notes have maturities of 7, 10, and 12 years, with a weighted average maturity of approximately 10 years. The transaction closed and settled on December 15, 2015. The proceeds from the Notes were used to repay a portion of VTTI Operating's pre-existing €580 million revolving credit facility.
We believe that our current resources, including cash generated by the operations of the Partnership, are sufficient to meet the working capital requirements of our ongoing business.
Outlook
Mr. Rob Nijst, Chief Executive Officer of VTTI commented: “The outlook for VTTI is very positive, with strong demand for international storage capacity driven by a supportive market environment today and favorable underlying macro trends. Our highly flexible and efficient terminals have long-term contracts in place with strong counterparties that safeguard the future financial performance of the Partnership. Our targeted distribution growth remains unchanged and VTTI B.V. continues to pursue actively both greenfield and brownfield opportunities to add to our dropdown inventory."
About VTTI Energy Partners LP
VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 35.5 million barrels.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements often include the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions and are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. In addition to other factors described herein that could cause VTTI’s actual results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect VTTI’s ability to meet its distribution growth guidance. Risks and uncertainties include, but are not limited to, such matters as: future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers; including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities, including expected compliance and effect of restrictive covenants in such facilities; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20F which was filed with the United States Securities Exchange Commission on April 30, 2015 and amended on May 29, 2015 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.
Contacts
VTTI Energy Partners LP
Robert Abbott, Chief Financial Officer
+44 20 3772 0110
Hill + Knowlton Strategies New York,
Peter Poulos
+1 212 885 0588
Hill + Knowlton Strategies Amsterdam,
Tanno Massar
+31 20 4044707
SOURCE: VTTI Energy Partners LP

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED
OF OPERATIONS
for the three months ended December 31, 2015 and 2014
(in US$ millions)

	Three Months Ended December 31,
	2015	2014
Revenues, third parties	20.3	19.5
Revenues, affiliates	54.9	60.9
Total revenues	75.2	80.4
Operating costs and expenses:
Operating costs	19.9	21.0
Depreciation and amortization	17.7	18.1
Selling, general and administrative	8.9	7.7
Disposal of property, plant and equipment	0.6	(0.1)
Total operating expenses	47.1	46.7
Other operating income	—	—
Total operating income	28.1	33.7
Other income/(expense):
Interest expense, including related party	(4.1)	(3.2)
Other finance expense	(0.6)	(1.7)
Gain/(loss) on foreign currency transactions	(9.0)	(9.0)
Gain/(loss) on derivative financial instruments	5.9	6.1
Total other income/(expense), net	(7.8)	(7.8)
Income before income tax expense	20.3	25.9
Income tax expense	(13.8)	(7.7)
Net income	6.5	18.2
Non-controlling interest	(5.9)	(14.0)
Net income attributable to VTTI Energy Partners LP Owners	0.6	4.2

VTTI ENERGY PARTNERS LP
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
as of December 31, 2015 and December 31, 2014
(in US$ millions)

	December 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	55.9	36.3
Restricted cash	3.0	2.2
Trade accounts receivable	4.7	9.7
Affiliates	16.4	23.6
Other receivables and current assets	12.7	21.9
Prepaid expenses	1.2	1.7
Derivative assets	11.0	7.7
Total current assets	104.9	103.1
Long-term assets:
Long-term receivables	1.0	1.2
Long-term prepaid expenses	21.7	22.7
Deferred tax assets	28.3	33.7
Property, plant and equipment	1,227.2	1,276.8
Intangible assets, net	35.2	40.2
Goodwill	110.2	119.6
Derivative assets	22.9	15.2
Total long-term assets	1,446.5	1,509.4
Total assets	1,551.4	1,612.5
LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	19.7	16.5
Affiliates	10.2	4.4
Current installments of long-term debt, affiliates	8.9	—
Derivative liabilities	5.1	5.6
Other liabilities and accrued expenses	33.3	31.4
Total current liabilities	77.2	57.9
Long-term liabilities:
Long-term debt, excluding current installments	541.6	573.2
Derivative liabilities	5.8	8.4
Long-term debt, affiliates	141.3	56.1
Post-retirement benefit and post-employment obligation	9.6	11.8
Environmental provisions	19.8	23.0
Deferred tax liabilities	67.0	33.0
Other long-term liabilities	16.1	13.9
Total long-term liabilities	801.2	719.4
Total liabilities	878.4	777.3
Equity:
Total equity	673.0	835.2
Total liabilities and equity	1,551.4	1,612.5

Basis of Preparation and Presentation
The accompanying unaudited interim statement of operations and balance sheets are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information.

The Partnership has revised its previously announced unaudited interim condensed consolidated and combined carve-out statement of operations for the recognition of certain non-cash items in the three month periods ending September 30, 2014 and December 31, 2014. For the three month period ended September 30, 2014, operating income was reduced by $3.3 million, total other income was reduced by $6.5 million and income tax expense was reduced by $1.7 million. For the three month period ended December 31, 2014, operating income increased by $3.3 million, total other expense was reduced by $2.2 million and income tax expense was reduced by $1.3 million. These changes for both periods did not impact Adjusted EBITDA or distributable cash flow as they were non-cash in nature and the annual net income reported for the 12 month period ending December 31, 2014 was also unchanged.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Adjusted EBITDA
We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash, non-recurring items and to exclude the revenues from the Phase 2 assets of our Malaysian terminal in excess of the costs incurred to operate Phase 2 which are attributable to VTTI BV.
Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.
We believe that the presentation of Adjusted EBITDA provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table reconciles net income to Adjusted EBITDA for the fourth quarter ended December 31, 2015.

(in US$ millions)	Three Months Ended December 31, 2015
Net income	6.5
Interest expense, including affiliates	4.7
Other items(a)	4.9
Depreciation and amortization	17.7
Income tax expense	13.8
Adjusted EBITDA(b)	47.6

(a)
Other items consist of non-cash items in operating expenses, anticipated timing differences between the recognition and receipt of revenues, gains and losses on foreign currency, interest rate financial derivatives and excludes the net contribution of the Phase 2 assets of our Malaysian terminal which are attributable to VTTI BV.

(b)	Adjusted EBITDA contains a realized foreign currency derivative gain of $3.1 million resulting from the financial instruments we have in place to hedge EUR/USD movements in our operating cash flows.

Distributable Cash Flow (“DCF”)
Distributable cash flow represents Adjusted EBITDA after considering period financial costs including estimated maintenance and replacement capital expenditures and other reserves established by the Partnership. Estimated maintenance and replacement capital expenditures represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with U.S. GAAP. The table below reconciles Adjusted EBITDA to distributable cash flow for the fourth quarter ended December 31, 2015.

(in US$ millions)	Three Months Ended December 31, 2015
Adjusted EBITDA	47.6
Cash interest expense (a)	(4.9)
Cash income tax expense	—
Maintenance capital expenditures	(4.7)
Cash flow attributable to non-controlling interest	(24.3)
Distributable cash flow	13.7
Total distribution	12.4
Coverage ratio	1.10	x

(a)	Cash interest expense includes periodic cash settlement amounts for interest rate swap derivative financial instruments.